UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04009284

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

February 23, 2004

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	2/25/04

Mr. Michael Baisley
President
Knox Securities Corp.
33 Riverside Ave., 5th Floor
Westport, CT 06880

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Baisley:

We have received your letter dated February 3, 2004, in which you request on behalf of Knox Securities Corp. (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending January 31, 2004.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on January 2, 2004. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose January 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of January 31, 2004. Because the Firm's registration with the Commission became effective on January 2, 2004, you have requested an exemption from filing annual audit reports for the year-ended January 31, 2004.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of January 31, 2004. However, the annual report for the year ending January 31, 2005, must cover the entire period from January 2, 2004, the effective date of the Firm's registration with the Commission.

1283269

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz
Staff Attorney

cc: Susan Demando, NASD Regulation

Shirley

Knox Securities Corp.
33 Riverside Ave, 5th Floor
Westport, CT 06880

February 3, 2004

Securities and Exchange Commission
Division of Market Regulations
Attn. Thomas McGowan, Asst. Director
450 Fifth St. NW
Washington, DC 20549

RE: Knox Securities Corp. (CRD# 127436)

Dear Mr. McGowan:

We respectfully request a waiver of the annual audit requirement pursuant to rule 17a-5 for Knox Securities Corp. ("KSC") for the period from January 2, 2004 to January 31, 2004. KSC received its NASD membership on January 2, 2004 and has a fiscal year end of January 31. Our request is based on the fact that our fiscal year would be comprised of only 20 business days (the "Stub Period") and we anticipate reporting only minimal activity during such period.

We intend to file audited financial statements for our first complete fiscal year ended January 31, 2005, and include the activity during the Stub Period, effectively resulting in a 13-month year. KSC is engaged in the business of merger and acquisition advisory services, general business consulting and private placements. KSC neither carries customer accounts nor safeguards customer securities and is exempt from the related provisions of Rule 15c3-3. Further, we have one registered office and employ five (5) associated persons.

The firm is currently in compliance with the Net Capital Rule, filing monthly statements of financial position with the NASD as required and will make all the required additional unaudited filings. Please advise on our audit waiver request at your earliest convenience. I can be reached at phone (203) 226-6288 x118 or facsimile (203) 226-8022.

Sincerely,

Michael Baisley
President
Knox Securities Corp.

Cc: Mark Ramler, Grant Thornton LLP
Rassany Khakeo, NASD Boston District

TOTAL P.02

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	9837
CONNECTION TEL	203 226 8022
CONNECTION ID	
ST. TIME	02/23 11:43
USAGE T	00'41
PGS.	2
RESULT	OK

Knox &Co.

33 Riverside Avenue
5th Floor
Westport, Connecticut 06880
Phone: 203-226-6288
Fax: 203-226-8022

FACSIMILE TRANSMITTAL

To:	Shiela Swartz	From:	Michael Barsley
Company:	SEC		
Fax #:	202-942-9553	Date:	2/23/04
cc:		Number of pages:	2

• **Comments:** If there are any problems receiving this facsimile, please contact our office at (203) 226-6288 immediately. The information contained in this facsimile transmittal is intended only for the personal and confidential use of the designated recipient(s) named above.

Pursuant to our conversation.

Thank you,

David

Knox Securities Corp.
33 Riverside Ave, 5th Floor
Westport, CT 06880

SECURITIES AND EXCHANGE COMMISSION
FEB 04 2004
DIVISION OF MARKET REGULATION

February 3, 2004

Securities and Exchange Commission
Division of Market Regulations
Attn. Thomas McGowan, Asst. Director
450 Fifth St. NW
Washington, DC 20549

RE: Knox Securities Corp. (CRD# 127436)

Dear Mr. McGowan:

We respectfully request a waiver of the annual audit requirement pursuant to rule 17a-5 for Knox Securities Corp. ("KSC") for the period from January 2, 2004 to January 31, 2004. KSC received its NASD membership on January 2, 2004 and has a fiscal year end of January 31. Our request is based on the fact that our fiscal year would be comprised of only 20 business days (the "Stub Period") and we anticipate reporting only minimal activity during such period.

We intend to file audited financial statements for our first complete fiscal year ended January 31, 2005, and include the activity during the Stub Period, effectively resulting in a 13-month year. KSC is engaged in the business of merger and acquisition advisory services, general business consulting and private placements. KSC neither carries customer accounts nor safeguards customer securities and is exempt from the related provisions of Rule 15c3-3. Further, we have one registered office and employ five (5) associated persons.

The firm is currently in compliance with the Net Capital Rule, filing monthly statements of financial position with the NASD as required and will make all the required additional unaudited filings. Please advise on our audit waiver request at your earliest convenience. I can be reached at phone (203) 226-6288 x118 or facsimile (203) 226-8022.

Sincerely,

CRD 1/2/2004 ✓ SEC

Michael Baisley
President
Knox Securities Corp.

Cc: Mark Ramler, Grant Thornton LLP
Rassany Khakeo, NASD Boston District